EXHIBIT (a)(1)(vi)

CONFIRMATION OF GRANT OF OPTIONS

To EMPLOYEE:

You previously received documentation relating to Thomson’s grant to you of new options under the September 22, 2004 Stock Option Plan (“New Options”) on condition that you agreed to the cancellation of all your options granted under the December 18, 2000 and/or October 12, 2001 Stock Option Plans (“Existing Options”). You signed and returned, and have not withdrawn, the Election Form which was included in that documentation, in which you elected to accept Thomson’s grant of those New Options and agreed to the immediate cancellation of all your Existing Options and relinquished all your rights under all your existing options. By returning the Election Form, you acknowledged that you have read, understood and agreed to all of the terms and conditions of this offer.

We are therefore pleased to confirm that you were granted [•] New Options with effect as of September 22, 2004. We also confirm that all your Existing Options have been cancelled.

The terms of the New Options are as set forth in the Guidelines to the September 22, 2004 Stock Option Plan sent to you on October 25, 2004. Please retain this letter for your records and for the information of your financial and tax advisors.

Please contact Bella Jacquet at +33 1 4186 5203, Dominique Michal at +1 818 260 3864 or send an e-mail to stockopadmin@thomson.net if you have any questions.

Yours faithfully,